FOR IMMEDIATE RELEASE

CONTACT:  William C. Vassell       Donald Radcliffe
          Chairman                 Radcliffe & Associates, Inc.
          Tel: (845) 454-3703      Tel: (212) 605-0100


                         COMMAND SECURITY CORPORATION
                     REPORTS FIRST FISCAL QUARTER RESULTS

                       o Revenue Increases 14.8%
                       o Gross Profit Percentage 13.9%

Lagrangeville, New York *** August 20, 2001 *** Command Security Corporation (OTCBB: CMMD) today announced results for its first fiscal quarter ended June 30, 2001. For the quarter, revenue increased by 14.8% to $18.5 million from the $16.1 million reported in the same period of the prior fiscal year. This increase is primarily as a result of increased revenues from additional accounts within the commercial airline industry and an increase in ATM servicing in the UK.

Gross profit as a percentage of revenue decreased to 13.9 percent of revenue for the first fiscal quarter ended, June 30, 2001 compared to 16.6 percent of revenue for the same period of the prior fiscal year. This percentage was impacted by an increase in use of subcontractors (particularly with respect to the UK ATM contracts) and the tight labor market.

The operating loss for the first fiscal quarter was ($206,663) compared to an operating profit of $203,387 for the same period of the prior fiscal year. The operating results for the period were impacted primarily by the cost of investment in people and infrastructure to maintain and manage the revenue growth and the additional sales people and associated costs necessary to expand the business organically.

The net loss applicable to common shareholders for the quarter ended June 30, 2001 was ($394,220) or ($.06) per share compared to net income of $29,433 or $.005 per share for the same period of the prior fiscal year.

Commenting on the results of the quarter William C. Vassell, CEO of Command said, "Although we expected to suffer lower profits in the first quarter due to the additional costs of the sales program, we are disappointed by the results of certain divisions and the deterioration in the overall margin. A full review of the business is currently being undertaken to ensure a return to profitability and increased shareholder value."

                                    (over)

                         COMMAND SECURITY CORPORATION

                                                 First Quarter Ended
                                                       June 30

                                                2001               2000
                                            -----------        -----------
Revenue                                     $18,498,741        $16,117,665
Operating profit/(loss)                        (206,663)           203,387
Net income/(loss)                              (394,220)            70,107
Preferred stock dividend                             --            (40,674)
                                            -----------        -----------
Net income/(loss) applicable
  to common stockholders                    $  (394,220)       $    29,433
                                            ===========        ===========
Net income/(loss)
  per common share                          $      (.06)       $      .005
                                            ===========        ===========
Weighted average number
  of common shares outstanding                6,287,343          6,287,343
                                            ===========        ===========


About Command

Command Security Corporation provides security services through company-owned offices in New York, New Jersey, California, Illinois, Connecticut, Florida, Georgia, Massachusetts and Pennsylvania and provides services via independent security companies nationwide.

Statements in this press release other than statements of historical fact are "forward-looking statements." Such statements are subject to certain risks and uncertainties including the demand for the Company's services, litigation, labor market, and other risk factors identified from time to time in the Company's filings with the Securities and Exchange Commission that could cause actual results to differ materially from any forward looking statements. These forward-looking statements represent the Company's judgment as of the date of this release. The Company disclaims, however, any intent or obligation to update these forward-looking statements.